FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS’ TTI-621 RECEIVES ORPHAN DRUG DESIGNATION FOR THE TREATMENT OF CUTANEOUS T-CELL LYMPHOMA

Toronto, March 20, 2018 — Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that the U.S. Food and Drug Administration (FDA) Office of Orphan Products Development has granted an Orphan Drug Designation to TTI-621 for the treatment of cutaneous T-cell lymphoma.

“The FDA’s decision to designate TTI-621 as an orphan drug underscores the urgent need to develop additional therapeutics for patients with cutaneous T-cell lymphoma,” said Dr. Niclas Stiernholm, President and CEO of Trillium Therapeutics. “We believe that our investigational drug holds promise as a potential new treatment and will continue advancing the compound through clinical development in both of our trials.”

TTI-621 activates the innate immune system by blocking the activity of CD47, a protein commonly found on the surface of cancer cells. CD47 emits a “do not eat” signal to the immune system, allowing cancer to evade detection.

Cutaneous T-cell lymphoma, or CTCL, is a form of non-Hodgkin lymphoma that involves the skin, but also may involve the blood, lymph nodes, and internal organs. The two most common forms of the disease are mycosis fungoides and Sézary syndrome.

“People living with cutaneous lymphoma desperately need new and better treatment options,” said Susan Thornton, Chief Executive Officer of the Cutaneous Lymphoma Foundation. “As an advocate for the global patient community, we are delighted to see Trillium working diligently to advance its drug candidate TTI-621.”

The FDA’s Orphan Drug Designation program provides orphan status to drugs and biologics which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. Orphan Drug Designation qualifies the sponsor of the drug candidate for various development incentives, which may include tax credits for qualified clinical testing, an exemption from fees under the Prescription Drug User Fee Act (PDUFA), and a seven-year marketing exclusivity period following approval.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

About The Cutaneous Lymphoma Foundation

The Cutaneous Lymphoma Foundation (CLF), a global non-profit patient organization, strives to support each person impacted by cutaneous lymphoma by promoting awareness and education, advancing patient care, and facilitating research.

For more information visit: http://www.clfoundation.org

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Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com

For the Cutaneous Lymphoma Foundation:
Susan Thornton
Chief Executive Officer
248-644-9014
susan@clffoundation.org